SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    --------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934






(Mark One):

   X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

For the fiscal year ended   December 31, 2005

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                     to                     .

Commission file number    0-16211

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

                              REQUIRED INFORMATION


1. Financial Statements:

      The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

      Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004.

      Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2005 and 2004.

      Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005.


2. Exhibits:

      The following exhibits are submitted herewith:

           Exhibit 23.1 - Consent of Independent Registered Public
                          Accounting Firm

                                    SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DENTSPLY International Inc.
                               401(k) Savings Plan

Date: June 28, 2006        \s\ William R. Jellison
                               William R. Jellison
                               Senior Vice President, Chief Financial Officer and Member of the DENTSPLY International Inc. ESOP and 401(k) Committee

                           DENTSPLY International Inc.
                               401(k) Savings Plan

                                Financial Report


                                December 31, 2005

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Table of Contents
December 31, 2005 and 2004







                                                                        Page No.

Financial Statements:

   Report of Independent Registered Public Accounting Firm       1

   Statements of Net Assets Available for Benefits               2

   Statements of Changes in Net Assets Available for Benefits    3

   Notes to Financial Statements                                 4




Supplementary Schedule:

   Schedule of Assets (Held at End of Year)                      9

      Report of Independent Registered Public Accounting Firm


To the ESOP and 401(k) Committee
DENTSPLY International Inc. 401(k) Savings Plan

      We have audited the accompanying statements of net assets available for benefits of DENTSPLY International Inc. 401(k) Savings Plan (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

      Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Beard Miller Company LLP


York, Pennsylvania
June 20, 2006

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004


                                                 2005        2004
Assets
-------------------------------------------------------------------

   Cash and cash equivalents                  $        4  $   88,070
                                               ---------   ---------

   Investments, at fair value:
      Shares of Registered Investment
        Companies:
        Fidelity Magellan Fund                 8,164,829   8,357,817
        Morgan Stanley International Equity, B 1,581,228   1,017,226
        PIMCO Total Return Fund                1,108,164   1,069,272
        TRP Balanced Fund                      4,920,412   4,751,373
        TRP Blue Chip Growth Fund             15,440,387  15,538,050
        TRP Equity Income Fund                 6,086,249   5,916,793
        TRP Extended Equity Market Index       1,332,003   1,129,748
        TRP New Horizons Fund                  3,974,695   3,014,173
        TRP Retirement Income Fund               153,497         775
        TRP Retirement 2005 Fund                  35,443      33,666
        TRP Retirement 2010 Fund                 681,160     566,074
        TRP Retirement 2015 Fund                 702,324     362,958
        TRP Retirement 2020 Fund                 672,926     431,021
        TRP Retirement 2025 Fund                 727,152     362,021
        TRP Retirement 2030 Fund               1,480,902     625,323
        TRP Retirement 2035 Fund                 710,621     335,273
        TRP Retirement 2040 Fund                 744,831     318,889
        TRP Retirement 2045 Fund                  26,353           -
        TRP Science & Technology Fund          1,439,714   1,452,348
        TRP Spectrum Income Fund               3,164,253   3,548,459
        TRP Summit Cash Reserves               4,402,518   4,200,343
      Shares of Common Trusts:
        TRP Equity Index Trust                 6,934,536   7,857,941
      Common Stock:
        DENTSPLY International Inc. common
        stock                                  9,902,627  10,798,320
   Investment, at cost:
      Participant loans                        1,704,847   1,538,771
                                               ---------   ---------

        Total Investments                      76,091,671  73,226,634
                                               ---------   ---------

   Receivables:
      Participants' contributions                287,403     257,924
      Glenroe Technologies 401(k) Savings
      Plan conversion receivable                 123,388           -
                                               ---------   ---------

      Total Receivables                          410,791     257,924
                                               ---------   ---------

      Net Assets Available for Benefits      $76,502,466 $73,572,628
                                             =========== ===========

See notes to financial statements.
-------------------------------------------------------------------

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004


                                                 2005        2004
                                                 ----        ----
Investment Income

   Net appreciation in fair value of
      investments                            $ 1,265,675 $ 6,633,628
   Interest and dividends                      1,812,987   1,099,036
                                               ---------   ---------

                                               3,078,662   7,732,664
                                               ---------   ---------

Contributions

   Participants                                7,630,969   7,314,483
   Participant rollovers                         975,221   1,409,567
                                               ---------   ---------

                                               8,606,190   8,724,050
                                               ---------   ---------

Plan Asset Transfer from Glenroe Technologies
   401(k) Savings Plan                          123,388            -
                                               ---------   ---------

Benefits Paid to Participants                  (8,869,020) (8,945,352)
                                               ---------   ---------

Administrative Expenses                           (9,382)     (9,035)
                                               ---------   ---------

      Net Increase                              2,929,838   7,502,327

Net Assets Available for Benefits - Beginning
   of Year                                     73,572,628  66,070,301
                                               ---------   ---------

Net Assets Available for Benefits - End of
   Year                                        $76,502,466 $73,572,628
                                               =========== ===========

See notes to financial statements.
-------------------------------------------------------------------

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------

Notes to Financial Statements
December 31, 2005 and 2004


Note 1 - Description of Plan

        The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General

           The Plan is a contributory defined contribution plan covering all full-time employees of DENTSPLY International Inc. (Company) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times.

           The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        Plan Administration

           The Plan is administered by the ESOP and 401(k) Committee (Committee). At December 31, 2005 and 2004, T. Rowe Price Trust Company (TRP) was the trustee (Trustee) and custodian of the Plan's assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2005 and 2004, T. Rowe Price Trust Company was the recordkeeper of the Plan.

           Officers or employees of the Company perform certain administrative functions. No such officer or employees receive compensation from the Plan.

        Contributions

           Each year, participants may contribute up to 100 percent of their pre-tax annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The Company does not make matching contributions to the Plan. The participants may direct their contributions into several different investment options.

        Participant Accounts

           Each participant's account is credited with the participant's contributions and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Vesting

           Participants are immediately vested in their contributions and earnings thereon.

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Notes to Financial Statements
December 31, 2005 and 2004


Note 1 - Description of Plan (Continued)

       Payment of Benefits

           Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, periodic installments limited in duration by the provisions of the Plan, or by the purchase and delivery of a life annuity or qualified joint and survivor annuity contract. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

        Participant Loans

           Participants may borrow from their accounts the lesser of $50,000 or 50 percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years; except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

        Administrative Costs

           Significant administrative costs of the Plan are absorbed by the Company.


Note 2 - Summary of Accounting Policies

        A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

        Basis of Accounting

           The financial statements of the Plan are prepared on the accrual basis of accounting.

        Valuation of Investments

           The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective funds are valued at net unit value as determined by the Trustee, which represents the fair market value. Common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

           Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Notes to Financial Statements
December 31, 2005 and 2004


Note 2 - Summary of Accounting Policies (Continued)

                Payment of Benefits

           Benefit payments to participants are recorded when paid.

        Estimates

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


Note 3 - Investments

        The Plan's investments are held by the T. Rowe Price Trust Company. The following table presents the fair value of investments. Investments that represent five percent or more of the Plan's net assets available for benefits are separately identified as of December 31:

                    Investments                  2005        2004
                    -----------                  ----        ----


       At Fair Value as Determined by
          Quoted Market Prices:
          Shares of Registered Investment
          Companies:
             Fidelity Magellan Fund          $ 8,164,829 $ 8,357,817
             TRP Balanced Fund                 4,920,412   4,751,373
             TRP Blue Chip Growth Fund        15,440,387  15,538,050
             TRP Equity Income Fund            6,086,249   5,916,793
             TRP New Horizons Fund             3,974,695   3,014,173
             TRP Summit Cash Reserves          4,402,518   4,200,343
             Other registered investment      14,560,571  11,253,053
          companies

          Shares of Common Stock:
             DENTSPLY International Inc.
          common stock                         9,902,627  10,798,320

       At Estimated Fair Value:
          Shares of Common Trusts:
             TRP Equity Index Trust            6,934,536   7,857,941

       At Cost, which Approximates Fair
          Value:
          Participant loans                    1,704,847   1,538,771
                                               ---------   ---------

                                             $76,091,671 $73,226,634
                                               =========   =========

        During the years ended December 31, 2005 and 2004, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,265,675 and $6,633,628, respectively.

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Notes to Financial Statements
December 31, 2005 and 2004

Note 3 - Investments (Continued)

                The net appreciation in fair value of investments (including gains and losses on investments bought, sold, as well as held during the year) for each significant class of investments, consist of the following for the years ended December 31:

                                                 2005        2004
                                                 ----        ----

            Investments, at fair value as
               determined by quoted market
               prices:
                  Registered Investment
               Companies                      $1,409,709  $3,509,959
                  Common stock                  (462,536)  2,357,722

            Investments, at estimated fair value:
               Common trust                      318,502     765,947
                                               ---------   ---------

                                              $1,265,675  $6,633,628
                                               =========   =========


Note 4 - Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.


Note 5 - Income Tax Status

        The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the letter, the Plan administrator and the Plan's advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

DENTSPLY International Inc. 401(k) Savings Plan
-------------------------------------------------------------------
Notes to Financial Statements
December 31, 2005 and 2004

Note 6 - Related Party Transactions

        During 2005 and 2004, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in the DENTSPLY International Inc. common stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.


Note 7 - Plan Merger

        Effective December 31, 2005, the Plan assets of the Glenroe Technologies 401(k) Savings Plan were merged with and into the Plan as a result of an acquisition made by the Company during 2005. As of December 31, 2005, assets totaling $123,388 were receivable by the Plan.


Note 8 - Subsequent Event

        The Board of Directors of the Company approved, in principle, a plan to combine the Plan with the Employee Stock Ownership Plan operated by the Company to form a single KSOP Plan. It is the Company's intention to complete this combination during the 2006 calendar year.

Dentsply International Inc. 401(k) Savings Plan
--------------------------------------------------------------------------------------------------
Employer Identification Number : 39-1434669 Plan Number : 004 Form 5500 -
Schedule H - Line 4i Schedule of Assets (Held at End of Year) December 31, 2005


(d) (e)
                             (b) (c) * * Current
 (a) Identity of issue Description of investment Cost Value
------- ---------------------------------------------- ------------------------ ---------  -------

        Fidelity Magellan Fund                         Mutual Fund                N/A    $ 8,164,829
        Morgan Stanley International Equity, B         Mutual Fund                N/A      1,581,228
        PIMCO Total Return Fund                        Mutual Fund                N/A      1,108,164
  *     TRP Balanced Fund                              Mutual Fund                N/A      4,920,412
  *     TRP Blue Chip Growth                           Mutual Fund                N/A     15,440,387
  *     TRP Equity Income Fund                         Mutual Fund                N/A      6,086,249
  *     TRP Extended Equity Market Index               Mutual Fund                N/A      1,332,003
  *     TRP New Horizons Fund                          Mutual Fund                N/A      3,974,695
  *     TRP Retirement Income Fund                     Mutual Fund                N/A        153,497
  *     TRP Retirement 2005 Fund                       Mutual Fund                N/A         35,443
  *     TRP Retirement 2010 Fund                       Mutual Fund                N/A        681,160
  *     TRP Retirement 2015 Fund                       Mutual Fund                N/A        702,324
  *     TRP Retirement 2020 Fund                       Mutual Fund                N/A        672,926
  *     TRP Retirement 2025 Fund                       Mutual Fund                N/A        727,152
  *     TRP Retirement 2030 Fund                       Mutual Fund                N/A      1,480,902
  *     TRP Retirement 2035 Fund                       Mutual Fund                N/A        710,621
  *     TRP Retirement 2040 Fund                       Mutual Fund                N/A        744,831
  *     TRP Retirement 2045 Fund                       Mutual Fund                N/A         26,353
  *     TRP Science & Technology Fund                  Mutual Fund                N/A      1,439,714
  *     TRP Spectrum Income Fund                       Mutual Fund                N/A      3,164,253
  *     TRP Summit Cash Reserves                       Mutual Fund                N/A      4,402,518
  *     TRP Equity Index Trust                         Common Trust               N/A      6,934,536
  *     DENTSPLY International Inc. Common Stock       Common Stock               N/A      9,902,627
  *     Participant Loans                              5% - 10.5%                   0      1,704,847
                                                                                          ----------

                                                       Total Investments                 $76,091,671
                                                                                          ==========


  *    Party-in-interest
 * * Historical cost has not been presented since all investments are participant directed.